CERTIFICATE OF ORGANIZATION

OF

PODTV, LLC

1. The name of the limited liability company is PodTV, LLC.

2. The address of the registered office of the company in Pennsylvania is:

   126 E. Virginia Ave.
   West Chester, PA 19380
   Chester County

3. The company shall have perpetual existence.

4. This certificate of organization and the operating agreement of the company may be amended in the manner prescribed at the time by statute, and all rights conferred upon members in this certificate of organization or the operating agreement of the company are granted subject to this reservation.

5. The name and address of the organizer are:

   Whitman, LLC
   1001 Old Cassatt Road, Suite 200
   Berwyn, PA 19312

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Organization.

ORGANIZER:

WHITMAN, LLC

Will Whitman

By: William M. Whitman, Esquire

December 11, 2020

Entity# : 7177808
Date Filed : 12/11/2020
Pennsylvania Department of State

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

William Whitman
Name

1001 Old Cassatt Road, Suite 200
Address

Berwyn	PA	19312
City	State	Zip Code

☐ **Return document by email to:** ____________

Certificate of Organization Domestic Limited Liability Company

DSCB:15-8821(rev. 2/2017)



8821

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $125.00 ☐ I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

In compliance with the requirements of 15 Pa.C.S. § 8821 (relating to certificate of organization), the undersigned desiring to organize a limited liability company, hereby certifies that:

1. **The name of the limited liability company (designator is required, i.e., "company", "limited" or "limited liability company" or abbreviation):**
   PodTV LLC

2. ***Complete part (a) or (b) – not both:***

   (a) The address of the limited liability company's initial registered office in this Commonwealth is:
   (post office box alone is not acceptable)

126 E. Virginia Ave	West Chester	PA	19380	Chester
Number and Street	**City**	**State**	**Zip**	**County**

   (b) name of its commercial registered office provider and the county of venue is:

   c/o:

   Name of Commercial Registered Office Provider **County**

3. **The name of each organizer is (all organizers must sign on page 2):**

Name	Address
Whitman, LLC	1001 Old Cassatt Road , Suite 200 , Berwyn , Chester , PA , United States , 19312

4. **Effective date of Statement of Registration (check, and if appropriate complete, one of the following):**

   ☒ **The Certification of organization shall be effective upon filing in the Dept of State.**

   ☐ **The Certification of organization shall be effective on:** ____________ **at** ____________

   Date(MM/DD/YYYY) **Hour (if any)**

PENN File: December 11, 2020